

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 30, 2009

By U.S. Mail and Facsimile to: (315) 475-3558

J. Daniel Mohr
Treasurer and Chief Financial Officer
Alliance Financial Corporation
120 Madison Street
Syracuse, New York 13202

> **Re: Alliance Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Form 8-K filed on October 14, 2009**
> **File No. 000-15366**

Dear Mr. Mohr:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, it appears that you have modified the language in paragraphs 4(d) and 5. We note similar modifications in Exhibits 31.1 and 31.2 to your quarterly

reports on Form 10-Q. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11 – Executive Compensation, page 5

Performance Based Incentive Compensation, page 8

2. Please tell us why you have not disclosed all of the performance targets utilized in determining incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for efficiency ratio, regulatory ratings and non-interest expense that were used as bases for determining short-term incentive compensation. We also note that you have not disclosed the specific targets for return on equity, net income and "other financial performance measurements" that were used as bases for determining executive incentive retirement plan compensation. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04. Please also refer to your May 8, 2008 response to comment 7 in our letter dated April 24, 2008.

3. We note that your named executive officers qualified for short-term incentive compensation payments based on the company's attainment of its net income and return on equity targets. Please tell us why you do not discuss in greater detail how the board of directors determined the short-term incentive compensation awards. We note, in particular, that you do not discuss the company's performance compared to all of the performance targets, nor do you discuss how the board determined the particular amounts to be paid to each of the named executive officers under the program.

Item 13 – Certain Relationships, Related Transactions and Director Independence, page 19

4. You disclose that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with *other persons*. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and

collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. Please also refer to your May 8, 2008 response to comment 8 in our letter dated April 24, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Quarterly Period Ended September 30, 2009

Financial Statements

Fair Value Measurements

5.   In your Form 10-K as of December 31, 2008 and Form 10-Q as of September 30, 2009, you state that when you use independent appraisals for your impaired loans, you consider these inputs to be classified as Level 2. Due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, etc. we believe that even though an appraisal is performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using independent appraisals are not considered to use Level 3 inputs.

6.   We note that you have measured the fair value of various assets using Level 3 inputs. However, we did not note the reconciliation of the beginning and ending balances for the assets with Level 3 inputs in accordance with ASC Topic 820-10-50-2c. Please revise future filings to include these required disclosures.

Forms 8-K

7.   We note your presentation of "tangible common equity" in the exhibit to your Item 2.02 Form 8-K filed on October 14, 2009 and in various other Item 2.02 Forms 8-K filed on dates prior to October 14, 2009. We also note your disclosure of "tangible common equity to tangible assets" in the exhibit to your Item 8.01 Form 8-K filed on May 11, 2009. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as the ratios in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper at (202) 551-3396 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney Advisor